Exhibit No. 12(c)

FLORIDA POWER CORPORATION
d/b/a PROGRESS ENERGY FLORIDA, INC.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends Combined
For the Years Ended December 31

(dollars in millions)	2008	2007	2006	2005	2004

EARNINGS, AS DEFINED:
Net income	$385	$317	$328	$260	$335
Fixed charges, as below	239	188	159	138	122
Income taxes	181	144	193	121	174
Total earnings, as defined	$805	$649	$680	$519	$631

FIXED CHARGES, AS DEFINED:
Interest on long-term debt	$220	$157	$145	$116	$107
Other interest	16	28	10	18	10
Imputed interest factor in rentals – charged
principally to operating expenses	3	3	4	4	5
Total fixed charges, as defined	239	188	159	138	122
Preferred dividends, as defined	2	2	2	2	2
Total fixed charges and preferred dividends combined	$241	$190	$161	$140	$124

Ratio of Earnings to Fixed Charges	3.37	3.45	4.28	3.76	5.17

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	3.34	3.42	4.22	3.71	5.08